PRICING SUPPLEMENT	Filed Pursuant to Rule 424(b)(3)
(To MTN prospectus supplement, general prospectus supplement and prospectus, each dated March 31, 2006)	Registration No. 333-132911
Pricing Supplement Number: 3022

5,540,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Leveraged Natural Gas Notes

linked to the Value of Natural Gas

due October 4, 2010

(the “Notes”)

$10 principal amount per unit

The Notes:

•

The Notes are designed for investors who believe that the value of natural gas as measured by the natural gas futures contract traded on the New York Mercantile Exchange scheduled for delivery in October 2010 (the “Contract”) on the valuation date will be greater than the value of the Contract on the date the Notes were priced for initial sale to the public. Investors must be willing to forego interest payments on the Notes prior to the maturity date and accept a return that is capped or a repayment that may be less, and potentially significantly less, than the $10 principal amount per unit if the value of the Contract declines by more than 15% over this period.

•	There will be no payments prior to the maturity date and we cannot redeem the Notes prior to the maturity date.

•	The Notes will not be listed on any securities exchange.

•	The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc. and part of a series entitled “Medium-Term Notes, Series C”. The Notes will have the CUSIP No.: 59023V332.

•	The settlement date for the Notes will be June 11, 2008.

Payment on the maturity date:

•

The amount you receive on the maturity date will be based on the direction of and percentage change from the starting value of the Contract, determined on the date the Notes were priced for initial sale to the public, to the ending value, determined on the valuation date.

•	If the ending value of the Contract:

•

is greater than the starting value, you will receive the $10 principal amount per unit plus a supplemental redemption amount per unit equal to 300% of the percentage increase, up to a capped value of $16.0360 per unit, which will represent a return of 60.36% over the $10 principal amount per unit;

•	is less than or equal to the starting value, but is greater than or equal to 85% of the starting value, you will receive the $10 principal amount per unit; or

•	is less than 85% of the starting value, you will receive the $10 principal amount per unit, reduced by an amount equal to 100% of the decline in excess of 15%.

Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus if and to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section of this pricing supplement beginning on page PS-8 and S-3 in the accompanying MTN prospectus supplement.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

	Per Unit	Total
Public offering price (1)	$10.00	$55,400,000
Underwriting discount (1)	$0.20	$1,108,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$54,292,000

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $.15 per unit, respectively.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is June 4, 2008.

Pricing Supplement

Page

SUMMARY INFORMATION — Q&A	PS-3
RISK FACTORS	PS-8
DESCRIPTION OF THE NOTES	PS-12
THE FUTURES MARKET	PS-16
THE CONTRACT	PS-16
UNITED STATES FEDERAL INCOME TAXATION	PS-19
ERISA CONSIDERATIONS	PS-22
USE OF PROCEEDS AND HEDGING	PS-23
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-23
EXPERTS	PS-23
INDEX OF CERTAIN DEFINED TERMS	PS-24

Medium-Term Notes, Series C Prospectus Supplement (the “MTN prospectus supplement”)
Page

RISK FACTORS	S-3
DESCRIPTION OF THE NOTES	S-4
UNITED STATES FEDERAL INCOME TAXATION	S-22
PLAN OF DISTRIBUTION	S-29
VALIDITY OF THE NOTES	S-30

Debt Securities, Warrants, Preferred Stock, Depositary Shares and Common Stock Prospectus Supplement (the “general prospectus supplement”)
Page

MERRILL LYNCH & CO., INC.	S-3
USE OF PROCEEDS	S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	S-4
THE SECURITIES	S-4
DESCRIPTION OF DEBT SECURITIES	S-5
DESCRIPTION OF DEBT WARRANTS	S-16
DESCRIPTION OF CURRENCY WARRANTS	S-18
DESCRIPTION OF INDEX WARRANTS	S-20
DESCRIPTION OF PREFERRED STOCK	S-25
DESCRIPTION OF DEPOSITARY SHARES	S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS	S-36
DESCRIPTION OF COMMON STOCK	S-38
DESCRIPTION OF COMMON STOCK WARRANTS	S-42
PLAN OF DISTRIBUTION	S-44
WHERE YOU CAN FIND MORE INFORMATION	S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	S-46
EXPERTS	S-46

Prospectus
Page

WHERE YOU CAN FIND MORE INFORMATION	2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	2
EXPERTS	2

SUMMARY INFORMATION — Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the Leveraged Natural Gas Notes Linked to the Value of Natural Gas due October 4, 2010 (the “Notes”). You should carefully read this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes, the natural gas futures contract traded on the New York Mercantile Exchange (“NYMEX”) scheduled for delivery in October 2010 (the “Contract”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” sections in this pricing supplement and the accompanying MTN prospectus supplement, which highlight certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc. and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be part of a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on October 4, 2010.

Each unit will represent a single Note with a $10 principal amount. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities — Depositary” in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to certain risks, including the risk of loss of principal. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying MTN prospectus supplement.

What is the Contract?

An exchange-traded futures contract, such as the Contract, provides for the future purchase and sale of a specified type and quantity of a commodity. The contract provides for a specified settlement month in which the commodity is to be delivered by the seller. Rather than settlement by physical delivery of the commodity, futures contracts may be settled for the cash value of the right to receive or sell the specified commodity on the specified date.

The Contract trades in units of 10,000 million British thermal units (mmBtu). The price is based on delivery at the Henry Hub in Louisiana, the nexus of 16 intra- and interstate natural gas pipeline systems that draw supplies from the region’s prolific gas deposits. The pipelines serve markets throughout the U.S. East Coast, the Gulf Coast, the Midwest and up to the Canadian border.

An investment in the Notes does not entitle you to any direct or indirect ownership interest in the Contract or futures contracts on natural gas.

How has the Contract performed historically?

We have included a table and a graph showing the historical month-end closing values of the Contract from September 2004 through May 2008, in the section entitled “The Contract — Historical Data on the Contract” in this pricing supplement. For the purpose of illustrating monthly settlement values of futures contracts on natural gas, we have also included a table and a graph showing the historical settlement values of the natural gas futures contracts traded on NYMEX for each month, with the nearest expiration (the “front-month contract”), from January 2003 to May 2008 in the section entitled “The Contract — Historical Data on the front-month contract” in this pricing supplement.

We have provided this historical information to help you evaluate the behavior of the Contract in various economic environments; however, neither past performance of the Contract nor past performance of the front-month contract is necessarily indicative of how the Contract will perform in the future.

What will I receive on the maturity date of the Notes?

On the maturity date, you will receive a cash payment per unit equal to the Redemption Amount.

The “Redemption Amount” per unit to which you will be entitled will depend on the direction of and percentage change in the value of the Contract and will equal:

(i)	If the Ending Value is greater than the Starting Value:

$10 +	[	$10 ×	(	Ending Value – Starting Value	)	× Participation Rate	];
Starting Value

not to exceed the Capped Value.

(ii)	If the Ending Value is less than or equal to the Starting Value but is greater than or equal to the Threshold Value, the $10 principal amount per unit; or

(iii)	If the Ending Value is less than the Threshold Value:

$10 +	[	$10 ×	(	Ending Value – Threshold Value	)	× 100%	]
Starting Value

In the event that the Ending Value is less than the Threshold Value on the Valuation Date, the amount you receive on the maturity date will be less, and possibly significantly less, than the $10 principal amount per unit. A decline in the value of the Contract below the Threshold Value on the Valuation Date will result in a loss on the maturity date equal to the decline in the value of the Contract in excess of 15%.

The “Starting Value” equals $9.972, the value of the Contract at the close of the market at 2:30 P.M., New York time, on June 4, 2008, the date the Notes were priced for initial sale to the public (the “Pricing Date”), as reported in the Wall Street Journal (the “WSJ”).

The “Ending Value” means the value of the Contract at the close of the market at 2:30 P.M., New York Time, on the Valuation Date, as reported in the WSJ.

The “Valuation Date” will be September 27, 2010. If a Market Disruption Event (as defined herein) occurs on September 27, 2010 or that date is not a Business Day (as defined herein), the Valuation Date will be the next scheduled Business Day. If a Market Disruption Event occurs or is continuing on the next scheduled Business Day, the Calculation Agent (as defined herein) will determine the Ending Value in good faith and using its reasonable judgment.

The “Threshold Value” equals $8.4762 (85% of the Starting Value, rounded to four decimal places).

The “Participation Rate” is 300%.

The “Capped Value” equals $16.0360, which represents a return of 60.36% over the $10 principal amount per unit.

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this pricing supplement.

Examples

Set forth below are four examples of Redemption Amount calculations, reflecting the Starting Value of $9.972, a Capped Value equal to $16.0360 and the Participation Rate of 300%:

Example 1 — The hypothetical Ending Value is 70% of the Starting Value and is less than the Threshold Value:

Starting Value: 9.972

Hypothetical Ending Value: 6.980

Threshold Value: 8.4762

$10 +	[	$10 ×	(6.980 – 8.4762)	]	= $8.50
9.972

Redemption Amount (per unit) = $8.50

Example 2 — The hypothetical Ending Value is 95% of the Starting Value but not less than the hypothetical Threshold Value:

Starting Value: 9.972

Hypothetical Ending Value: 9.473

Threshold Value: 8.4762

Redemption Amount (per unit) = $10.00

Example 3 — The hypothetical Ending Value is 104% of the hypothetical Starting Value:

Starting Value: 9.972

Hypothetical Ending Value: 10.370

$10 +	[	$30.00 ×	(10.370 – 9.972)	]	= $11.20
9.972

Redemption Amount (per unit) = $11.20

Example 4 — The hypothetical Ending Value is 130% of the Starting Value:

Starting Value: 9.972

Hypothetical Ending Value: 12.964

$10 +	[	$30.00 ×	(	12.964 – 9.972)%	]	= $19.00
9.972

Redemption Amount (per unit) = $16.0360	(Redemption Amount cannot be greater than the Capped Value)

Will I receive interest payments on the Notes?

No. Instead you will receive the Redemption Amount on the maturity date. We have designed the Notes for investors who are seeking leveraged exposure to increases in the value of the Contract, willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, and willing to accept a return that is capped or a repayment that may be less than the $10 principal amount per unit on the maturity date if the Ending Value is less than the Threshold Value on the Valuation Date.

What about taxes?

The United States federal income tax consequences of an investment in the Notes are complex and uncertain. By purchasing a Note, you and ML&Co. agree, in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary, to characterize a Note for all tax purposes as a pre-paid cash-settled financial contract linked to the value of the Contract. Under this characterization of the Notes, you should be required to recognize gain or loss to the extent that you receive cash on the maturity date or upon a sale or exchange of a Note prior to the maturity date. You should review the discussion under the section entitled “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

The Notes will not be listed on any securities or futures exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes if you sell them prior to the stated maturity date. You should review the section entitled “Risk Factors — A trading market for the Notes is not expected to develop and, if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes” in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, volatility and the prevailing value of the Contract. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the $10 principal amount per unit of your Notes if sold before the stated maturity date.

In a situation where there had been no movement in the value of the Contract and no changes in the market conditions from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the $10 principal amount per unit. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors. You should review the section entitled “Risk Factors — In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the maturity date” in this pricing supplement.

What is the role of MLPF&S?

MLPF&S, our subsidiary, is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of determining, among other things, the

Starting Value and the Ending Value, and calculating the Redemption Amount (in such capacity, the “Calculation Agent”). Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as Calculation Agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying general prospectus supplement. You should also read the other documents we have filed with the SEC, which you can find by referring to the section entitled “Where You Can Find More Information” in the accompanying general prospectus supplement and prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

We will not repay you a fixed amount of principal on the Notes on the maturity date. The Redemption Amount will depend on the direction of and percentage change in the value of the Contract. Because the value of the Contract is subject to market fluctuations, the Redemption Amount you receive may be more or less than the $10 principal amount per unit of the Notes.

If the Ending Value is below the Threshold Value on the Valuation Date the amount paid on the maturity date per Note will equal the $10 principal amount per unit reduced by 100% of the decline in excess of 15%. This will be true even if the Ending Value was greater than or equal to the Threshold Value or Starting Value on some days during the term of the Notes, but not on the Valuation Date. As a result, you may receive less, and possibly significantly less, than the $10 principal amount per unit.

Your yield may be lower than the yield on other debt securities of comparable maturity

The yield that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike traditional interest bearing debt securities, the Notes do not guarantee the return of a principal amount on the maturity date.

Your return is limited and may not reflect the return on a direct investment in the Contract or futures contracts on natural gas

Your return on the Notes is subject to the Capped Value which is expected to represent an appreciation of 60.36% over the $10 principal amount per unit of the Notes. Therefore, the opportunity to participate in the possible increases in the value of the Contract through an investment in the Notes will be limited because the Redemption Amount will not exceed the Capped Value. Even if the Ending Value is greater than the Starting Value by a value that if multiplied by the Participation Rate would be more than the Capped Value, at maturity, you will only receive a return equal to the Capped Value.

You must rely on your own evaluation of the merits of an investment linked to the Contract

In the ordinary course of their businesses, our affiliates from time to time express views on expected movements in the prices of commodities or commodity futures contracts. These views are sometimes communicated to clients who participate in commodity markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time-horizons and are subject to change. Moreover, other professionals who deal in commodities markets may at any time have significantly different views from those of our affiliates. For reasons such as these, we believe that most investors in commodity markets derive information concerning those markets from multiple sources. In connection with your purchase of the Notes, you should investigate the commodity markets and not rely on views which may be expressed by our affiliates in the ordinary course of their businesses with respect to future commodity market price movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to the Contract. Neither the offering of the Notes nor any views which may from time to time be expressed by our affiliates in the ordinary course of their businesses with respect to future exchange rate movements constitutes a recommendation as to the merits of an investment in the Notes.

Ownership of the Notes does not entitle you to any rights with respect to the Contract or futures contracts on natural gas

You will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to, the Contract or futures contracts on natural gas. ML&Co. will not invest in the Contract or futures contracts on natural gas on behalf or for the benefit of holders of the Notes.

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although MLPF&S, our affiliate, has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the securities. If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. This quoted price could be higher or lower than the principal amount. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in the value of the Contract and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction may be lower than the original issue price. This is due to, among other things, the fact that the original issue price included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Trading in futures contracts on natural gas can be volatile based on a number of factors that we cannot control

Trading in commodities is speculative and can be extremely volatile. Market prices of the futures contracts on natural gas may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; technological developments; and changes in interest rates. These factors may affect the value of the Contract and the value of the Notes in varying ways, and different factors may cause the value of the futures contract on natural gas, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

Historically, the markets for natural gas have been very volatile and they are likely to continue to be volatile. In addition to a traditional seasonal volatility, there is a high day-to-day volatility. Wide fluctuations in natural gas prices may result from relatively minor changes in supply of and demand for natural gas, market uncertainty and other factors, including: worldwide and domestic supplies of natural gas, weather conditions, the level of consumer demand, the price and availability of alternative fuels, the proximity and capacity of natural gas pipelines and other transportation facilities, and the price and level of foreign imports.

Suspension or disruptions of market trading in natural gas and related futures markets, or in the Contract, may adversely affect the value of the Notes

The commodity markets are subject to disruptions due to various factors, including the lack of liquidity in the markets and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the price of a particular contract reaches its limit price up, no trade may be made at a price higher than such limit price up. Likewise, once the price of a particular contract reaches its limit price down, no trade may be made at a price lower than such limit price down. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. There can be no assurance that any such disruption or any other force majeure (such as an act of God, fire, flood, severe weather conditions, act of governmental authority, labor difficulty, etc.) will not have an adverse affect on the value of the Contract, or the manner in which it is calculated, and therefore, the value of the Notes.

The Notes are linked to the value of the natural gas futures contract scheduled for delivery in October 2010, not the front-month natural gas futures contract.

The value of your investment in the Notes is linked to the change in value, from the Pricing Date to the Valuation Date, of the natural gas futures contract scheduled for delivery in October 2010, not the value of the front-month natural gas futures contract. Natural gas prices are highly volatile and seasonal. The values of front-month natural gas contracts are not necessarily indicative of the values of forward natural gas contracts, and although the forward contract may experience changes in value as it approaches delivery similar to the front-month contract, the value of front-month natural gas contracts will not necessarily be reflected in the value of your Notes. In the event of acceleration or sale prior to maturity, you will receive a return on your investment that reflects the value of the natural gas futures contract scheduled for delivery in October 2010, not the value of the then front-month natural gas futures contract.

The Notes are not regulated by the CFTC

Unlike an investment in the Notes, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (the “CFTC”) as a “commodity pool operator” (a “CPO”). Because the Notes are not interests in a commodity pool, the Notes will not be regulated by the CFTC as a commodity pool, ML&Co. will not be registered with the CFTC as a CPO and you will not benefit from the CFTC’s or any non-United States regulatory authority’s regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools. The Notes do not constitute investments by you or by ML&Co. on your behalf in futures contracts traded on regulated futures exchanges, which may only be transacted through a person registered with the CFTC as a “futures commission merchant” (“FCM”). ML&Co. is not registered with the CFTC as an FCM and you will not benefit from the CFTC’s or any other non-United States regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered FCM.

Exchange policies are subject to change.

The policies of the NYMEX concerning the manner in which the price of the Contract is calculated may affect the price of the Contract. The NYMEX is not an affiliate of ML&Co. and ML&Co. has no ability to control or predict the actions of the NYMEX. The NYMEX may also from time to time change its rules or bylaws or take emergency action under its rules. The NYMEX may discontinue or suspend calculation or dissemination of information relating to the Contract. Any such actions could affect the price of the Contract.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in United States interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the value of the Contract. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The value of the Contract is expected to affect the trading value of the Notes. We expect that the market value of the Notes will depend substantially on the amount, if any, by which the value of the Contract exceeds or does not exceed the Starting Value. However, if you choose to sell your Notes when the value of the Contract exceeds the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on that value because of the expectation that the Contract will continue to fluctuate until the Ending Value is determined.

Changes in the volatility of the Contract are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Contract increases or decreases, the trading value of the Notes may be adversely affected.

Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, we expect the trading value of the Notes will decrease and, conversely, if United States interest rates decrease, we expect the trading value of the Notes will increase. If interest rates increase or decrease in markets related to the futures contracts on natural gas, the trading value of the Notes may be affected.

As the time remaining to the stated maturity date of the Notes decreases, the “time premium” associated with the Notes is expected to decrease. We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on the level of interest rates and the value of the Contract. This difference will reflect a “time premium” due to expectations concerning the value of the Contract during the period before the stated maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the value of the Contract over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however that the effect on the trading value of the Notes of a given change in the value of the Contract will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the Contract or futures or options contracts on natural gas for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of these components and, in turn, the value of the Contract in a manner that could be adverse to your investment in the Notes. Any purchases or sales by us, our affiliates or others on our behalf on or before the Pricing Date may temporarily increase or decrease the prices of the Contract or futures contracts on natural gas. Temporary increases or decreases in the market prices of the Contract or futures contracts on natural gas may also occur as a result of the purchasing activities of other market participants. Consequently, the prices of the Contract or futures contracts on natural gas may change subsequent to the Pricing Date of an issue of Notes, affecting the value of the Contract and therefore the trading value of the Notes.

Potential conflicts of interest could arise

MLPF&S, our subsidiary, is our agent for the purposes of determining, among other things, the Starting Value and the Ending Value, and calculating the Redemption Amount. Under certain circumstances, MLPF&S as our subsidiary and in its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interests. These conflicts could occur, for instance, in connection with its determination as to whether a value of the Contract can be calculated, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the Contract. MLPF&S is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment.

Because we control MLPF&S, potential conflicts of interest could arise.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

Tax consequences are uncertain

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior unsecured debt securities entitled “Medium-Term Notes, Series C,” which is more fully described in the MTN prospectus supplement, under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Bank of New York has succeeded JPMorgan Chase Bank, N.A. as trustee under such indenture. The Notes will mature on October 4, 2010. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is 59023V332.

While on the maturity date a holder of a Note will receive an amount equal to the Redemption Amount, there will be no other payment of interest, periodic or otherwise, on the Notes. See the section entitled “ — Payment on the Maturity Date”.

The Notes will not be subject to redemption by ML&Co. or at the option of any holder prior to the maturity date.

ML&Co. will issue the Notes in denominations of whole units each with a $10 principal amount per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities — Depositary” in the accompanying general prospectus supplement.

The Notes will not have the benefit of any sinking fund and there is no principal protection on the Notes.

Payment on the Maturity Date

On the maturity date, you will be entitled to receive a cash payment per unit equal to the Redemption Amount per unit, as provided below.

Determination of the Redemption Amount

The “Redemption Amount” per unit denominated in U.S. dollars will be determined by the Calculation Agent and will equal:

(i)	If the Ending Value is greater than the Starting Value:

$10 +	[	$10 ×	(	Ending Value – Starting Value	)	× Participation Rate	];
Starting Value

not to exceed the Capped Value.

(ii)	If the Ending Value is equal to or less than the Starting Value but is equal to or greater than the Threshold Value, the $10 principal amount per unit; or

(iii)	If the Ending Value is less than the Threshold Value:

$10 +	[	$10 ×	(	Ending Value – Threshold Value	)	× 100%	].
Starting Value

The “Starting Value” equals $9.972, the value of the Contract at the close of the market at 2:30 P.M., New York time, on the Pricing Date, as reported in the WSJ.

The “Ending Value” means the value price of the Contract at the close of the market at 2:30 P.M., New York time, on the Valuation Date, as reported in the WSJ (absent manifest error).

The “Valuation Date” will be September 27, 2010. If a Market Disruption Event (as defined below) occurs on September 27, 2010 or that date is not a Business Day (as defined below), the Valuation Date will be the next scheduled Business Day. If a Market Disruption Event occurs or is continuing on the next scheduled Business Day, the Calculation Agent will determine the Ending Value in good faith and using its reasonable judgment.

The “Threshold Value” is $8.4762 (85% of the Starting Value, rounded to four decimal places).

The “Participation Rate” is 300%.

The “Capped Value” equals $16.0360, which represents a return of 60.36% over the $10 principal amount per unit.

A “Business Day” means any day on which NYMEX is open for trading and the price of the Contract is calculated and published.

“Market Disruption Event” means any of the following events as determined by the Calculation Agent:

(A)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on NYMEX (without taking into account any extended or after-hours trading session), in the Contract;

(B)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on NYMEX (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the Contract, which are traded on any major U.S. exchange; or

(C)	the failure on any day of NYMEX to publish the official daily settlement price for that day for the Contract.

For the purpose of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of NYMEX;

(2)	a suspension in trading on NYMEX (without taking into account any extended or after-hours trading session), in the Contract, by reason of a price change reflecting the maximum permitted price change from the previous trading day’s settlement price will constitute a Market Disruption Event; and

(3)	a suspension of or material limitation on trading on NYMEX will not include any time when that exchange is closed for trading under ordinary circumstances.

The occurrence of a Market Disruption Event could affect the calculation of the payment you may receive on the maturity date. See the section entitled “ — Payment on the Maturity Date” above.

All determinations made by the Calculation Agent, absent a determination of manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Returns

The following table illustrates, for the Starting Value of $9.972 and a range of hypothetical Ending Values of the Contract:

•	the percentage change from the Starting Value to the hypothetical Ending Value;

•	the total amount payable on the maturity date for each Note;

•	the total rate of return on the Notes;

•	the pretax annualized rate of return to holders of the Notes; and

•	the pretax annualized rate of return of an investment in the Contract.

The table below reflects the Threshold Value of $8.4762, the Participation Rate of 300% and the Capped Value of $16.0360.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per Note	Total rate of return on the Notes	Pretax annualized rate of return on the Notes(1)	Pretax annualized rate of return on a hypothetical investment in the Contract(1)(2)
4.99	–50.00%	$6.50	–35.00%	–17.92%	–28.04%
5.98	–40.00%	$7.50	–25.00%	–12.15%	–21.07%
6.98	–30.00%	$8.50	–15.00%	–6.96%	–14.96%
7.98	–20.00%	$9.50	–5.00%	–2.22%	–9.49%
8.48 (3)	–15.00%	$10.00	0.00%	0.00%	–6.96%
8.97	–10.00%	$10.00	0.00%	0.00%	–4.54%
9.47	–5.00%	$10.00	0.00%	0.00%	–2.22%
9.77	–2.00%	$10.00	0.00%	0.00%	–0.88%
9.97 (4)	0.00%	$10.00	0.00%	0.00%	0.00%
10.17	2.00%	$10.60	6.00%	2.56%	0.86%
10.37	4.00%	$11.20	12.00%	5.00%	1.72%
10.57	6.00%	$11.80	18.00%	7.35%	2.56%
10.77	8.00%	$12.40	24.00%	9.60%	3.38%
10.97	10.00%	$13.00	30.00%	11.77%	4.20%
11.97	20.00%	$16.00	60.00%	21.57%	8.11%
12.96	30.00%	$16.04 (5)	60.36%	21.68%	11.77%
13.96	40.00%	$16.04	60.36%	21.68%	15.22%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term of from June 11, 2008 to October 4, 2010, the term of the Notes.
(2)	This rate of return assumes no transaction fees or expenses.
(3)	This is the Threshold Value, rounded to two decimal places for the purposes of this table.
(4)	This is the Starting Value, rounded to two decimal places for the purposes of this table.
(5)	The total amount payable on the maturity date per unit of the Notes cannot exceed the Capped Value of $16.0360.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and the term of your investment.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $10 principal amount per unit, will be equal to the Redemption Amount per unit, calculated as though the date of acceleration were the stated maturity date of the Notes.

In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, as determined by reference to Reuters page FEDFUNDS1 under the heading “EFFECT”, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for. “Reuters page FEDFUNDS1” means such page or any successor page, or page on a successor service, displaying such rate. If the Federal Funds Rate cannot be determined by reference to Reuters page FEDFUNDS1, such rate will be determined in accordance with the procedures set forth in the accompanying MTN prospectus supplement relating to the determination of the Federal Funds Rate in the event of the unavailability of Moneyline Telerate page 120.

THE FUTURES MARKETS

An exchange-traded futures contract, such as the Contract, provides for the future purchase and sale of a specified type and quantity of a commodity. A futures contract on a commodity provides for a specified settlement month in which such commodity is to be delivered by the seller. Rather than settlement by physical delivery of the commodity, futures contracts may be settled for the cash value of the right to receive or sell the specified commodity on the specified date.

Futures contracts are traded on organized exchanges such as NYMEX, known as “contract markets”, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to a futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a contract holder, either long or short, may elect to close out its position by taking an opposite position on the exchange on which the position is held. This operates to terminate the position and fix the contract holder’s profit or loss.

U.S. futures markets, as well as brokers and market participants, are subject to regulation by the CFTC. Because the Notes do not constitute regulated futures contracts or investments in regulated futures contracts, noteholders will not benefit from the aforementioned clearing house guarantees or the regulatory protections of the CFTC.

THE CONTRACT

The Contract trades in units of 10,000 million British thermal units (mmBtu). The price is based on delivery at the Henry Hub in Louisiana, the nexus of 16 intra- and interstate natural gas pipeline systems that draw supplies from the region’s prolific gas deposits. The pipelines serve markets throughout the U.S. East Coast, the Gulf Coast, the Midwest and up to the Canadian boarder. An options contract and calendar spread options contracts provide additional risk management opportunities.

If NYMEX changes its method of determining the value of the Contract, including but not limited to changing the last trading day for such contract, in a manner that the Calculation Agent reasonably believes may alter the relative economic benefits intended in the terms of the Notes, the Calculation Agent will revise how the Ending Value is determined in good faith and using its reasonable judgment.

The following summarizes selected specifications relating to natural gas futures contracts as traded on the NYMEX:

Trading Unit: 10,000 million British thermal units (mmBtu).

Price Quotation: U.S. dollars and cents per mmBtu.

Trading Hours: 9:00 A.M. to 2:30 P.M., New York time. Electronic trading is conducted from 6:00 P.M. until 5:15 P.M., New York time via the CME Globex trading platform, Sunday through Friday. There is a 45-minute break each day between 5:15P.M. (current trade date) and 6:00 P.M. (next trade date). Off-Exchange transactions can be submitted solely for clearing to the NYMEX ClearPort clearing website as an exchange of futures for swaps (EFS) or exchange of futures for physicals (EFP) transaction until 5:15 P.M., Monday through Friday, and the day preceding a holiday.

Minimum Price Fluctuation: $.0001 per mmBtu ($10.00 per contract).

Maximum Daily Price Fluctuation: $3.00 per mmBtu ($30,000 per contract). If any contract is traded, bid, or offered at the limit for five minutes, trading is halted for five minutes. When trading resumes, the limit is expanded by $3.00 per mmBtu in either direction. If another halt were triggered, the market would continue to be expanded by $3.00 per mmBtu in either direction after each successive five-minute trading halt. There is no maximum price fluctuation limit during any one trading session.

Last Trading Day: Trading terminates three business days prior to the first calendar day of the delivery month.

Delivery: Physical delivery shall occur at the Sabine Pipe Line Co. Henry Hub in Louisiana. The seller is responsible for the movement of the gas through the Hub; the buyer, from the Hub. The Hub fee will be paid by seller. Delivery shall take place no earlier than the first calendar day of the delivery month and shall be completed no later than the last calendar day of the delivery month. All deliveries shall be made at as uniform as possible an hourly and daily rate of flow over the course of the delivery month. An alternate delivery procedure is available to buyers and sellers who have been matched by NYMEX subsequent to the termination of trading in the spot month contract. If buyer and seller agree to consummate delivery under terms different from those prescribed in the contract specifications, they may proceed on that basis after submitting a notice of their intention to NYMEX

Historical Data on the Contract

The following table sets forth the U.S. dollar closing settlement prices of the Contract at the end of each month in the period from September 2004 through May 2008, as reported on Bloomberg. This historical data on the Contract is not necessarily indicative of the future performance of the Contract or what the value of the Notes may be. Any upward or downward trend in the price of the Contract during any period set forth below is not an indication that the Market Measure is more or less likely to be higher than the Starting Value at any time over the term of the Notes.

	2004	2005	2006	2007	2008
January		4.958	7.830	7.081	8.249
February		5.160	6.948	7.410	8.707
March		5.521	7.196	7.660	8.733
April		5.466	7.641	7.941	9.305
May		5.951	7.416	8.052	9.892
June		6.433	7.444	8.069
July		6.593	7.446	8.118
August		7.057	7.228	7.761
September	4.746	6.599	7.249	7.836
October	5.162	6.531	7.067	8.220
November	4.963	6.698	7.400	7.984
December	4.820	7.345	7.108	8.408

The following graph sets forth the historical monthly performance of the Contract presented in the preceding table. Past movements of the Contract are not necessarily indicative of the future performance of the Contract.

Historical Data on the front-month contract

Although the Notes are linked to the value of the natural gas futures contract scheduled for delivery in October 2010 and not the front-month natural gas futures contract, we have included historical data of the historical settlement values of front-month contracts for the purpose of illustrating how the Contract may behave immediately prior to the Valuation Date.

The following table sets forth the U.S. dollar closing settlement prices of the front-month contract at the end of each month in the period from January 2003 through May 2008, as reported on Bloomberg. This historical data on the front-month contract is not necessarily indicative of the future performance of the Contract or what the value of the Notes may be. Any upward or downward trend in the price of the front-month contract during any period set forth below is not an indication that the Contract is more or less likely to be higher than the Starting Value at any time over the term of the Notes.

	2003	2004	2005	2006	2007	2008
January	5.605	5.397	6.321	9.316	7.667	8.074
February	8.101	5.416	6.730	6.714	7.300	9.366
March	5.060	5.933	7.653	7.210	7.730	10.101
April	5.385	5.862	6.585	6.555	7.863	10.843
May	6.251	6.442	6.379	6.384	7.935	11.703
June	5.411	6.155	6.981	6.104	6.773
July	4.718	6.112	7.885	8.211	6.191
August	4.731	5.074	11.472	6.048	5.468
September	4.830	6.795	13.921	5.620	6.870
October	4.893	8.725	12.205	7.534	8.330
November	4.925	7.620	12.587	8.844	7.302
December	6.189	6.149	11.225	6.299	7.483

The following graph sets forth the historical monthly performance of the front-month contract presented in the preceding table. Past movements of the front-month contract are not necessarily indicative of the future performance of the Contract or in forward-month contracts on natural gas.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin LLP, counsel to ML&Co. (“Tax Counsel”). As the law applicable to the United States federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that contained in the accompanying MTN prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, entities that are classified as partnerships, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), dealers in securities or currencies, traders in securities that elect to mark to market, persons subject to the alternative minimum tax, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation (including an entity treated as a corporation for United States federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a pre-paid cash-settled financial contract linked to the value of the Contract. In the opinion of Tax Counsel, this characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the “IRS”), will not result in the imposition of penalties. The characterization and tax treatment of the Notes described above is not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization and treatment of the Notes or instruments similar to the Notes for United States federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the assumption that the characterization and treatment described above is accepted for United States federal income tax purposes.

Tax Treatment of the Notes

Assuming the characterization and tax treatment of the Notes as set forth above, Tax Counsel believes that the following United States federal income tax consequences should result.

Tax Basis. A U.S. Holder’s tax basis in a Note will equal the amount paid by the U.S. Holder to acquire the Note.

Payment on the Maturity Date. Upon the receipt of cash on the maturity date of the Notes, a U.S. Holder will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of that gain or loss as capital gain or loss. If any gain or loss is treated as capital gain or loss, then that gain or loss will generally be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note as of the maturity date. The deductibility of capital losses is subject to certain limitations.

Sale or Exchange of the Notes. Upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Holder’s tax basis in the Note so sold or exchanged. Any such capital gain or loss will generally be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note as of the date of such sale or exchange. As discussed above, the deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization and tax treatment of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the Notes described above. In particular, the IRS could seek to analyze the United States federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “CPDI Regulations”).

If the IRS were successful in asserting that the CPDI Regulations applied to the Notes, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue original issue discount on the Notes every year at a “comparable yield” for us, determined at the time of issuance of the Notes. Furthermore, any gain realized on the maturity date or upon a sale or other disposition of the Notes would generally be treated as ordinary income, and any loss realized on the maturity date or upon a sale or other disposition of the Notes would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount and capital loss thereafter.

Even if the CPDI Regulations do not apply to the Notes, other alternative United States federal income tax characterizations or treatments of the Notes may also be possible, and if applied could also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the United States federal income tax consequences of an investment in the Notes.

Possible Future Tax Law Changes

On December 7, 2007, the IRS released a notice that could possibly affect the taxation of holders of the Notes. According to the notice, the IRS and the U.S. Department of the Treasury (the “Treasury Department”) are actively considering, among other things, whether the holder of an instrument having terms similar to the Notes should be required to accrue either ordinary income or capital gain on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of instruments having terms similar to the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether the tax treatment of such instruments should vary depending upon whether or not such instruments are traded on a securities exchange, whether such instruments should be treated as indebtedness, whether the tax treatment of such instruments should vary depending upon the nature of the underlying asset, and whether the special “constructive ownership rules” contained in Section 1260 of the Internal Revenue code of 1986, as amended (the “Code”) might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, if any, of the above considerations to their investment in the Notes. ML&Co. intends to continue to treat the Notes for U.S. federal income tax purposes in accordance with the treatment described herein unless and until such time as the Treasury Department and IRS determine that some other treatment is more appropriate.

Unrelated Business Taxable Income

Section 511 of the Code generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. As discussed above, the United States federal income tax characterization and treatment of the Notes is uncertain. Nevertheless, in general, if the Notes are held for investment purposes, the amount of income or gain, if any, realized on the maturity date or upon a sale or exchange of a Note prior to the maturity date, or any income that would accrue to a holder of a Note if the Notes were characterized as contingent payment debt instruments (as discussed above), will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from United States federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from United States federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the United States federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

Based on the characterization and tax treatment of each Note as a pre-paid cash-settled financial contract linked to the value of the Contract, in the case of a non-U.S. Holder, a payment made with respect to a Note on the maturity date will not be subject to United States withholding tax, provided that the non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with a United States trade or business of the non-U.S. Holder. Any capital gain realized upon the sale or other disposition of a Note by a non-U.S. Holder will generally not be subject to United States federal income tax if (i) that gain is not effectively connected with a United States trade or business of the non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, the individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by the individual in the United States, and the individual does not have a “tax home” (as defined for United States federal income tax purposes) in the United States.

As discussed above, alternative characterizations and treatments of the Notes for United States federal income tax purposes are possible. Should an alternative characterization and tax treatment of the Notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the Notes to become subject to withholding tax, ML&Co. will withhold tax at the applicable statutory rate. Prospective non-U.S. Holders of the Notes should consult their own tax advisors in this regard.

Backup Withholding

A beneficial owner of a Note may be subject to backup withholding at the applicable statutory rate of United States federal income tax on certain amounts paid to the beneficial owner unless the beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MLPF&S or any of its affiliates is a party in interest, unless the securities are acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the securities. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with plan assets of any Plan or with any assets of a governmental, church or foreign plan that is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the Service Provider Exemption.

Purchasers of the securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes but are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

EXPERTS

The consolidated financial statements incorporated by reference in this pricing supplement from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 28, 2007 and the effectiveness of Merrill Lynch & Co., Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and included an explanatory paragraph regarding the changes in accounting methods in 2007 relating to the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” and in 2006 for share-based payments to conform to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” and included an explanatory paragraph relating to the restatement discussed in Note 20 to the consolidated financial statements and (2) expressed an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information as of March 28, 2008 and for the three-month periods ended March 28, 2008 and March 30, 2007, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included in Merrill Lynch & Co., Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 28, 2008 and incorporated by reference herein (which report included an explanatory paragraph relating to the restatement discussed in Note 16 to the condensed consolidated interim financial statements), they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Page
Business Day	PS-13
Calculation Agent	PS-7
Capped Value	PS-4
Contract	PS-1
Ending Value	PS-4
front-month contract	PS-3
Market Disruption Event	PS-13
NYMEX	PS- 3
Notes	PS-1
Participation Rate	PS-4
Pricing Date	PS-4
Redemption Amount	PS-4
Starting Value	PS-4
Threshold Value	PS-4
Valuation Date	PS-4

Capitalized terms used in this pricing supplement and not otherwise defined shall have the meanings ascribed to them in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus, as applicable.

5,540,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Leveraged Natural Gas Notes

linked to the Value of Natural Gas

due October 4, 2010

(the “Notes”)

$10 principal amount per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

June 4, 2008